

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2024

Bryan Leach
Chief Executive Officer
Ibotta, Inc.
1801 California Street
Suite 400
Denver, CO 80202

>   **Re: Ibotta, Inc.**
>   **Amendment No. 3 to Draft Registration Statement on Form S-1**
>   **Submitted February 28, 2024**
>   **CIK No. 0001538379**

Dear Bryan Leach:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 11, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form S-1, Submitted February 28, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Our History and Key Milestones, page 84

1.   We note your presentation of Adjusted EBITDA margin. Please present the most directly comparable financial measure calculated in accordance with US GAAP. See Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Notes to Consolidated Financial Statements
2. Basis of Presentation and Summary of Significant Accounting Policies
Revenue Recognition, page F-11

2.   Please expand your revenue recognition policy to clearly define who the customer(s) is in your arrangements, and specify, if true, that third party publishers (such as Walmart) are not your customers. In addition, to help investors better understand the nature of such arrangements, please clarify these relationships in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Please contact Patrick Kuhn at 202-551-3308 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Rachel J. Nagashima